FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

2.	Nomura Announces Dissolution of Subsidiary

3.	Nomura Financial Partners and Next Capital Partners Consortium Signs Share Purchase Agreement for Ashikaga Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 11, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

Tokyo, April 11, 2008—Nomura Holdings, Inc. (the “Company”) today announced that its Group Management Committee* has finalized the details of the issuance of stock acquisition rights as stock options as outlined below.

*	The Group Management Committee consists of the CEO, COO, Business Division CEOs and any other executive officers nominated by the CEO, and via Board of Directors resolutions decides important business matters including the issuance of stock acquisition rights.

1.	Stock Acquisition Rights to be Issued

Stock Acquisition Rights No. 19 will be issued for executives and employees of overseas subsidiaries of the Company.

Stock Acquisition Rights No. 19 will be issued as stock options in accordance with Articles 236, 238 and 239 of the Companies Act of Japan under the solicitation plan determined by the 103rd Ordinary General Meeting of Shareholders held on June 27, 2007.

2.	Reason for the Issuance of Stock Acquisition Rights as Stock Options

The Exercise Price of Stock Acquisition Rights No. 19 will be one (1) yen per share and will be granted to executives and employees of overseas subsidiaries of the Company in lieu of a portion of cash compensation.

The Stock Acquisition Rights are expected to have the following benefits by restricting the exercise of the rights for two years after they are granted.

1.	Retain talented personnel for longer terms by introducing deferred payment rather than paying compensation entirely in cash.

2.	Align the interests of executives and employees with those of shareholders by reflecting changes in shareholder value in compensation packages.

3.	Create a common objective for Nomura Group in terms of improving performance and trust by sharing a common incentive plan for executives and employees working in different business divisions and regions.

3.	Number of Stock Acquisition Rights Grants and Grantees

Stock Acquisition Rights to be Granted

Stock Acquisition Rights	Number of Stock Acquisition Rights	Shares of Common Stock Under Stock Acquisition Rights	Number of Grantees
			Employees of the Company (Excluding Concurrent Executives)	Executives and Employees of Subsidiaries of the Company (Excluding Concurrent Executives and Employees of the Company)
Stock Acquisition Rights No. 19	65,923	6,592,300	—	429

[1]	Number of grants per person is between 2 and 3,413

The above number is the projected number to be granted. Should the number of stock acquisition rights to be granted decrease due to grantees not applying or other reasons, the revised number of Stock Acquisition Rights will be issued.

Summary of Stock Acquisition Rights

No. 19
1.	Grantees	Total of 429 executives and employees of overseas subsidiaries of the Company

2.	Total Number of Stock Acquisition Rights	65,923

3.	Value of Assets to be Rendered upon the Exercise of Stock Acquisition Rights, or the Method for Calculating Such Value	One (1) yen

4.	Type and Number of Shares Under a Stock Acquisition Right	The number of shares under a Stock Acquisition Right shall be 100 shares of common stock of the Company. Should events separately prescribed by the Company occur, the number of stocks granted under a Stock Acquisition Right will be adjusted according to a method separately prescribed by the Company.

5.	Paid-in Amount for Stock Acquisition Rights, or the Method for Calculating Such Value	No payment shall be required for Stock Acquisition Rights.

6.	Period for the Exercise of Stock Acquisition Rights	April 24, 2010, to April 23, 2015

7.	Conditions for the Exercise of Stock Acquisition Rights

7.1    No Stock Acquisition Right may be exercised partially.

7.2    The Optionee must maintain a position as an executive or employee of the Company or a subsidiary of the Company during the period between the granting of the Stock Acquisition Right commencement of the Exercise Period.

In the event of certain circumstances[1] prescribed separately, the Optionee shall be deemed to be an executive or employee of the Company or a subsidiary of the Company.

7.3    There must be no grounds for dismissal of the Optionee by suggestion or disciplinary procedures at the time of Exercise in accordance with the Employment Regulations of the Company or the Company’s subsidiaries.

[1]   Retirement from office on account of the expiration of the Optionee's term of office, retirement due to the attainment of retirement age, retirement due to reaching an employment contract age limit, transfer by order of the Company or a subsidiary of the Company, retirement primarily due to sickness or injuries arising in the conduct of business, discharge for a compelling business reason, or other similar reasons.

8.	Matters with regard to Capital Stock and Capital Reserve to be Increased in the Event of the Issuance of Shares upon the Exercise of the Stock Acquisition Right

8.1    Capital Stock to be Increased

Half of the amount of the maximum limit on an increase of capital stock, etc. calculated in accordance with Article 40, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest yen.

8.2    Capital Reserve to be Increased

Amount of the maximum limit of increase of capital stock, etc. less the amount of capital stock to be increased.

9.	Events for the Acquisition of Stock Acquisition Rights by the Company	When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the Stock Acquisition Rights for no compensation on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

10.	Restriction of Acquisition of Stock Acquisition Rights by Assignment	Any assignment of Stock Acquisition Rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

11.	Treatment of Stock Acquisition Rights under Organizational Restructuring	The same shall apply as described in 9.

12.	Grant Date of Stock Acquisition Rights	April 23, 2008

13.	Stock Acquisition Rights Certificate	The Company shall not issue any Stock Acquisition Rights certificate.

Reference Dates

1.	Resolution by Board of Directors for submission of the proposal to Ordinary General Meeting of Shareholders was made on May 15, 2007.

2.	Resolution of the Ordinary General Meeting of Shareholders was made on June 27, 2007

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

Nomura Announces Dissolution of Subsidiary

Tokyo, April 11, 2008—Nomura Holdings, Inc. today announced that it intends to dissolve the following consolidated subsidiaries.

1.	Outline of Subsidiaries

(1)	Nomura Realty Advisors, Inc.

1. Company Name	Nomura Realty Advisors, Inc.
2. Registered Office	2 World Financial Center, Building B New York, NY 10281, U.S.A.
3. Business	Dormant entity
4. Date of Establishment	December 24, 1986
5. Paid-in-Capital	US$5,000
6. Shareholder	Nomura Holdings, Inc.: 100%
7. Representative	Minoru Maeda
8. Schedule	Resolution: April 10, 2008 Liquidation: Upon completion of relevant legal procedures.

(2)	Nomura-FREA Messeturm N. V.

1. Company Name	Nomura-FREA Messeturm N. V.
2. Registered Office	1 Berg Arrarat, Netherlands Antilles
3. Business	Dormant entity
4. Date of Establishment	December 12, 1990
5. Paid-in-Capital	DEM10,000
6. Shareholder	Nomura Realty Advisors, Inc.: 100%
7. Representative	Minoru Maeda
8. Schedule	Resolution: April 10, 2008 Complete liquidation: June 30, 2008 (scheduled)

2.	Reason for Dissolutions

Liquidations of dormant entities.

3.	Impact on Profits

Any impact arising from the dissolution of such subsidiaries that might affect the consolidated business results of the Company is negligible.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

Nomura Financial Partners and Next Capital Partners Consortium

Signs Share Purchase Agreement for Ashikaga Bank

Tokyo, April 11, 2008—Nomura Holdings, Inc. today announced that a consortium led by Nomura Financial Partners Co., Ltd., a wholly-owned subsidiary of Nomura Holdings, and Next Capital Partners Co., Ltd. together with a new holding company named Ashikaga Holdings Co., Ltd. signed a share purchase agreement with the Deposit Insurance Corporation of Japan and The Ashikaga Bank Ltd., based on the consortium’s selection by Japan’s Financial Services Agency on March 14, 2008, as the buyer of The Ashikaga Bank Ltd., a bank under special crisis management .

Ashikaga Holdings Co., Ltd. was established in Utsunomiya-shi, Tochigi, on April 1, 2008, and plans to apply for authorization as a bank holding company under Japan’s Banking Law. On July 1, 2008, Ashikaga Holdings Co., Ltd. is scheduled to acquire all outstanding shares of Ashikaga Bank held by the Deposit Insurance Corporation of Japan for 120 billion yen. Satoshi Fujisawa, acting as a representative of Ashikaga Holdings Co., Ltd., will be assigned as the President and Member of Board Directors of Ashikaga Bank after the share purchase.

The consortium also includes JAFCO Co., Ltd., Japan’s largest venture capital firm, and intends to invite a broad range of financial institutions and other investors who approve of the proposed business plan and investment scheme to join them.

Established in 1895, Ashikaga Bank has over 100 years experience providing banking services to local customers and is one of Japan’s major regional banks. Based in Tochigi prefecture north of Tokyo, the Bank was capitalized at over 147 billion yen and employed over 2,000 people as at September 2007.

Nomura Financial Partners was established in May 2006 as part of Nomura Holdings’ Global Merchant Banking division to seek out investment opportunities in the financial services industry. The company is capitalized at 503 million yen.

Next Capital Partners is a private equity fund management company established in July 2005 and capitalized at 50 million yen.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.